UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM  11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15d OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-11757

A.               Full title of the plan and the address of the plan, if different from that of the issuer named below:

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN
615 J.B. Hunt Corporate Drive
Lowell, Arkansas  72745

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J.B. HUNT TRANSPORT SERVICES, INC.
615 J.B. Hunt Corporate Drive
Lowell, Arkansas  72745
(479) 820-0000

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits, December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2005 and 2004

Notes to Financial Statements, December 31, 2005 and 2004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2005

Exhibits

23    -  Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

DATE: June 28, 2006	BY:	/s/ David G. Mee
David G. Mee
Member of the Retirement Plan Investment Committee

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Financial Statements and Schedule

December 31, 2005 and 2004

(With Report of Independent Registered

Public Accounting Firm Thereon)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

Board of Trustees
J.B. Hunt Transport Services, Inc.
   Employee Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J. B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for  purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Tulsa, Oklahoma
June 2, 2006

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

Assets	2005	2004
Cash	$257,080	$427,853
Investments, at fair value:
Mutual funds	132,225,591	122,416,025
Common/collective trust fund	62,275,470	71,705,271
Common stock — J.B. Hunt Transport Services, Inc.	90,503,125	76,949,753
Participant notes receivable	21,016,269	20,880,377
Common stock - Prudential Financial, Inc.	2,701,567	2,589,986
Total investments	308,722,022	294,541,412

Receivables:
Contributions:
Employer	172,987	162,528
Participants	534,523	495,788
Accrued investment income	30,612	16,123
Total receivables	738,122	674,439
Net assets available for benefits	$309,717,224	$295,643,704

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,724,022	$41,877,501
Interest and dividends	11,071,809	7,453,069
	14,795,831	49,330,570
Contributions:
Employer, net of forfeitures	7,918,969	6,624,010
Participants	26,992,757	23,650,177
	34,911,726	30,274,187
Total additions	49,707,557	79,604,757

Deductions from net assets attributed to:
Benefits paid to participants	35,454,723	34,688,425
Administrative expenses	179,314	202,480
Total deductions	35,634,037	34,890,905

Increase in net assets available for benefits	14,073,520	44,713,852

Net assets available for benefits:
Beginning of year	295,643,704	250,929,852
End of year	$309,717,224	$295,643,704

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)       Description of Plan

The following brief description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                       General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code (“IRC”). All employees other than employees covered by a collective bargaining agreement, non-resident aliens, leave employees, and independent contractors are eligible to make salary reduction contributions immediately following their employment commencement date. Each employee that has completed one year of eligibility service is eligible to receive matching contributions. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2005, the Plan had 16,222 eligible participants, of which 6,221 were active.

(b)                       Contributions

Each year, participants may defer up to 50% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Sections 402(g) and 415(c) of the Internal Revenue Code). Employer matching contributions are as follows:

Participants’ Salary	Employer
Reduction Contribution	Matching
1%	0.5%
2%	1.0%
3%	1.5%
4%	2.0%
5%	2.5%
6 - 50%	3.0%

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. No such additional amounts were contributed in 2005 or 2004.

(c)                       Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended December 31, 2005 and 2004 amounted to approximately $599,000 and $1,315,000, respectively. The Company used approximately $716,000 and $782,000 to reduce contributions to the Plan in 2005 and 2004, respectively. Forfeitures balances remaining in the Plan at December 31, 2005 and 2004 were approximately $195,000 and $566,000, respectively.

(d)                       Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Upon a participant’s normal retirement, disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of six years of vesting service, the vesting percentages are as follows:  0 - 1 year — 0%; 2 years — 20%; 3 years — 40%; 4 years — 60%; 5 years — 80%; 6 years — 100%.

(e)                       Investment Options

A participant may direct employee and any employer contributions into any of the following investment options:

Common/Collective Trust Fund:

Merrill Lynch Retirement Preservation Trust seeks to provide preservation of participants’ investments, liquidity and current income that is typically higher than money market funds.

Mutual Funds:

PIMCO Real Return Fund (Admin Class) seeks to maximize real return consistent with preservation of real capital by normally investing at least 65% of its total assets in a non-diversified portfolio of inflation indexed government issued bonds. The fund may invest up to 35% of its total assets in other types of fixed income securities including those with foreign denominations.

Merrill Lynch Fundamental Growth Fund, Inc. (Class I) seeks long-term growth of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings resulting from a variety of factors including, but not limited to, above-average growth rates in sales, profit-margin improvement, proprietary or niche products or services, leading market shares and underlying strong industry growth. The Fund may invest in the securities of foreign issuers, including American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) or others that can be converted to foreign-issued securities. This investment option was removed by the Plan in 2005. All assets were transferred to the American Growth Fund of America.

American Growth Fund of America (Class R4) seeks long-term growth of capital through a diversified portfolio of common stocks, emphasizing companies that appear to offer opportunities for growth and may include cyclical companies, depressed industries, turnaround and value situations. The Fund may invest up to 15% of assets in securities of issuers domiciled outside the United States and not included in the Standard & Poor’s 500.

Van Kampen Growth and Income Fund (Class A) seeks income and long-term growth of capital by investing principally in income-producing equity securities, including common stocks, convertible securities, preferred stocks and debt securities rated investment grade at the time of purchase.

ING International Value Fund (Class A) seeks long-term capital appreciation by investing at least 65% of its assets in equity securities of companies located in at least three foreign countries. The Fund may invest up to 25% of its assets in foreign small-capitalization companies, and up to 25% of its assets in issuers located in emerging-market countries. The advisor selects stocks that it judges to be selling at prices below the company’s intrinsic value.

Merrill Lynch S&P 500 Index Fund (Class I) seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index. The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York Stock Exchange.

Dreyfus Premier Small Cap Value Fund (Class A) seeks investment returns consisting of both capital accumulation and income that are consistently superior to the Russell 2000 Value Index by investing at least 80% of its total assets in stocks of small- and mid-capitalization companies that are publicly traded in the United States.

Sentinel Small Company Fund (Class A) seeks growth of capital by investing mainly in common stocks of small- and medium-sized companies that management believes have attractive growth potential and are attractively valued. The Fund invests at least 80% of its assets in stocks of companies with market capitalizations of less than $3 billion, and the median market capitalization of Fund’s holdings is currently less than $1 billion. Up to 25% of the Fund’s assets may be invested in securities within a single industry. Income is not a factor in selecting stocks.

PIMCO Total Return Fund (Admin Class) seeks to maximize total return, consistent with preservation of capital and prudent investment management.

Common Stock:

J. B. Hunt Transport Services, Inc. — Contributions are invested exclusively in Company common stock.

Prudential Financial, Inc. — These shares resulted from the demutualization of Prudential during 2002. These shares were distributed on a pro-rata basis to participating employees. Employees cannot purchase additional shares, but they can retain the existing shares.

(f)                         Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 - 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as shown in the Wall Street Journal, plus one percent (8.25% at December 31, 2005; 5% to 10.5% for loans outstanding at December 31, 2005). Principal and interest is paid ratably through monthly payroll deductions. A participant may only have two loans outstanding at any time.

(g)                      Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans. Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred. Similarly, the Plan allows new employees to rollover or transfer-in assets held in other qualified plans. Such transfers are recorded in participant contributions at fair value.

(h)                      Payment of Benefits

On termination of service due to normal retirement, disability or death, a participant may receive either a lump-sum amount or approximately equal monthly, quarterly or semi-monthly installments in cash equal to the value of the participant’s vested interest in his or her account.

The Plan also allows for hardship distributions if a participant meets the Plan’s requirements for such distributions.

At December 31, 2005 and 2004, approximately $39,695,000 and $39,700,000, respectively, of the net assets available for benefits as shown on the statements of net assets available for benefits are allocated to accounts of terminated employees who are no longer actively participating in the Plan.

(i)                        Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Plan in 2005 and 2004.

(2)                     Summary of Significant Accounting Policies

(a)                       Basis of Presentation

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

(b)                       Investment Valuation and Income Recognition

The Plan’s investments are valued at fair value on December 31, 2005 and 2004. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Shares of mutual funds and the common/collective trust fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of Prudential and Company common stock are valued at quoted market prices. Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. Participant notes receivable are carried at the unpaid principal balance, which approximates fair value. The cost of securities sold is determined by the weighted average cost method.

(c)                       Payment of Benefits

Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid to participants.

(d)                       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)                       Concentration of Credit Risk

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks.

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by management to be limited due to the diversity of investments and the financial stability of the institutions. Generally, the Plan does not require collateral with respect to its investments.

Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(3)                     Investments

The following table presents investments representing 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005		2004
	Shares		Shares
	or Units	Fair Value	or Units	Fair Value
Mutual funds:
Van Kampen Growth & Income	1,382,245	$28,391,304	1,349,644	$27,249,310
ING International Value	1,241,281	22,194,109	1,088,911	19,219,276
S & P 500 Index Fund	1,154,513	17,652,508	1,048,201	15,555,303
Fundamental Growth	*	*	1,654,209	29,246,407
American Growth	1,017,695	31,222,882	*	*
Common/Collective Trust - Retirement Preservation Trust	62,275,470	62,275,470	71,705,271	71,705,271
Common stock - J.B. Hunt Transport Services, Inc.	3,997,488	90,503,125	1,715,714	76,949,753
Participant notes receivable	—	21,016,269	—	20,880,377

* Did not represent 5% of the Plan’s net assets at the date indicated

During 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	December 31,
	2005	2004
Mutual funds	$1,798,173	$9,843,873
Common stock	1,925,849	32,033,628
	$3,724,022	$41,877,501

(4)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(5)                     Related Party Transactions

At December 31, 2005, certain plan investments such as the common/collective trust fund and shares of mutual funds are managed by Merrill Lynch affiliates, Merrill Lynch Bank USA, Fund Asset Management, L.P., and Merrill Lynch Investment Managers, L.P. Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee.

(6)                     Federal Income Taxes

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated January 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator is aware of certain operational issues of the Plan and is in the process of submitting an application under the Employee Plan Compliance Resolution System (“EPCRS”) to the IRS to maintain the qualified status of the Plan. The Plan administrator and counsel for the Company expect that the final outcome of the EPCRS process will not have a material effect on the Plan’s financial statements. Therefore, no provision for income taxes has been included in the Plan’s financial statements..

(7)       Plan Amendments

Effective May 1, 2005, the Plan was amended to treat the portion of the Plan assets invested in J.B. Hunt Transport Services, Inc. common stock as an Employee Stock Ownership plan as defined in Section 4975(e)(7) of the IRC, along with other administrative amendments.

Schedule 1

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)

		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Identification	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
*	Merrill Lynch:
	Retirement Preservation Trust	Common/Collective Trust	$62,275,470	$62,275,470
	S&P 500 Index Fund (Class I)	Mutual Fund	17,183,716	17,652,508

	PIMCO:
	Total Return Fund (Admin Class)	Mutual Fund	9,693,512	9,564,920
	Real Return Fund (Admin Class)	Mutual Fund	8,292,598	8,030,905

	ING International Value Fund (Class A)	Mutual Fund	22,069,650	22,194,109

	Sentinel Small Company Fund (Class A)	Mutual Fund	5,022,140	4,929,869

	Van Kampen Growth and Income Fund (Class A)	Mutual Fund	28,173,889	28,391,304

	Dreyfus Premier Small Cap Value Fund (Class A)	Mutual Fund	10,207,591	10,239,094

	American Growth Fund of America (Class R4)	Mutual Fund	30,149,188	31,222,882

*	J.B. Hunt Transport Services, Inc.
	Common Stock	Common Stock	88,350,887	90,503,125

	Prudential Financial, Inc.
	Common Stock	Common Stock	2,053,168	2,701,567

*	Participant Loans	Interest rates ranging from 5%-10.5% and various maturities	—	21,016,269
			$283,471,809	$308,722,022

*       Party-in-interest

See accompanying independent auditors’ report and notes to the financial statements.